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                              February 17, 2022

       Allan Shaw
       Chief Financial Officer
       Portage Biotech Inc.
       6 Adelaide Street East, Suite 300
       Toronto, Ontario, Canada M5C1H6

                                                        Re: Portage Biotech
Inc.
                                                            Form 20-F for the
Fiscal Year ended March 31, 2021
                                                            Filed July 29, 2021
                                                            File No. 001-40086

       Dear Mr. Shaw:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended March 31, 2021

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-1

   1. We note that the opinion on page F-1 indicates an audit of your financial statements was conducted for the three
most recently completed fiscal years. However, the opinion
                                                        expressed only covers
the two most recently completed fiscal years.

                                                        Please discuss this
observation with your auditor. You will need to obtain and file an audit opinion that covers all
three fiscal years to comply with Item 8.A.2 of Form 20-F.
 Allan Shaw
Portage Biotech Inc.
February 17, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang at 202-551-3867 or John Cannarella at 202-551-3337 if you
have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at 202-551-3686 with any other questions.



FirstName LastNameAllan Shaw                              Sincerely,
Comapany NamePortage Biotech Inc.
                                                          Division of
Corporation Finance
February 17, 2022 Page 2                                  Office of Energy &
Transportation
FirstName LastName